UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment N/A)*

YS Biopharma Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.00002 per share

(Title of Class of Securities)

G9845F109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. G9845F109

1.	Names of Reporting Persons. All Brilliance Investments Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

British Virgin Islands

	5.	Sole Voting Power

Number of		38,972,000
Shares	6.	Shared Voting Power
Beneficially
Owned by		0
Each	7.	Sole Dispositive Power
Reporting
Person		38,972,000
With:	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

38,972,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

41.9%[1]
12.	Type of Reporting Person

CO

1	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 93,058,197 ordinary shares of the Issuer outstanding as of December 31, 2023, based on information provided by the Issuer.

CUSIP No. G9845F109

1.	Names of Reporting Persons. Yi ZHANG
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

People’s Republic of China

	5.	Sole Voting Power

Number of		629,188
Shares	6.	Shared Voting Power
Beneficially
Owned by		38,972,000
Each	7.	Sole Dispositive Power
Reporting
Person		629,188
With:	8.	Shared Dispositive Power

		38,972,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

39,601,188[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

42.6%[4]
12.	Type of Reporting Person

IN

2	The Reporting Person is the 100% shareholder of All Brilliance Investments Limited, which beneficially owns 41.9% of the Issuer’s outstanding ordinary shares. The number of ordinary shares beneficially owned by All Brilliance Investments Limited includes 38,972,000 ordinary shares.
3	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 93,058,197 ordinary shares of the Issuer outstanding as of December 31, 2023, based on information provided by the Issuer.

CUSIP No. G9845F109

1.	Names of Reporting Persons. Hopeful World Company Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

British Virgin Islands

	5.	Sole Voting Power

Number of		4,571,500
Shares	6.	Shared Voting Power
Beneficially
Owned by		0
Each	7.	Sole Dispositive Power
Reporting
Person		4,571,500
With:	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,571,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

14.9%[4]
12.	Type of Reporting Person

CO

4	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 93,058,197 ordinary shares of the Issuer outstanding as of December 31, 2023, based on information provided by the Issuer.

CUSIP No. G9845F109

1.	Names of Reporting Persons. Rui MI
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

People’s Republic of China

	5.	Sole Voting Power

Number of		0
Shares	6.	Shared Voting Power
Beneficially
Owned by		4,571,500
Each	7.	Sole Dispositive Power
Reporting
Person		0
With:	8.	Shared Dispositive Power

		4,571,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,571,500[5]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

4.9%[6]
12.	Type of Reporting Person

IN

5	The Reporting Person is the 100% shareholder of Hopeful World Company Limited, which beneficially owns 4.9% of the Issuer’s outstanding ordinary shares. The number of ordinary shares beneficially owned by Hopeful World Company Limited includes 4,571,500 ordinary shares.
6	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 93,058,197 ordinary shares of the Issuer outstanding as of December 31, 2023, based on information provided by the Issuer.

CUSIP No. G9845F109

1.	Names of Reporting Persons. Acton Town International Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

British Virgin Islands

	5.	Sole Voting Power

Number of		2,435,750
Shares	6.	Shared Voting Power
Beneficially
Owned by		0
Each	7.	Sole Dispositive Power
Reporting
Person		2,435,750
With:	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,435,750
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

2.6%[7]
12.	Type of Reporting Person

CO

7	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 93,058,197 ordinary shares of the Issuer outstanding as of December 31, 2023, based on information provided by the Issuer.

CUSIP No. G9845F109

1.	Names of Reporting Persons. Nan ZHANG
2.	Check the Appropriate Box if a Member of a Group

(a) ☐ (b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

People’s Republic of China

	5.	Sole Voting Power

Number of		13,339
Shares	6.	Shared Voting Power
Beneficially
Owned by		2,435,750
Each	7.	Sole Dispositive Power
Reporting
Person		13,339
With:	8.	Shared Dispositive Power

		2,435,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,449,089[8]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

2.6%[9]
12.	Type of Reporting Person

IN

8	The Reporting Person is the 100% shareholder of Acton Town International Limited, which beneficially owns 2.6% of the Issuer’s outstanding ordinary shares. The number of ordinary shares beneficially owned by Acton Town International Limited includes 2,435,750 ordinary shares.
9	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 93,058,197 ordinary shares of the Issuer outstanding as of December 31, 2023, based on information provided by the Issuer.

CUSIP No. G9845F109

1.	Names of Reporting Persons. Apex Pride Global Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

British Virgin Islands

	5.	Sole Voting Power

Number of		2,435,750
Shares	6.	Shared Voting Power
Beneficially
Owned by		0
Each	7.	Sole Dispositive Power
Reporting
Person		2,435,750
With:	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,435,750
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

2.6%[10]
12.	Type of Reporting Person

CO

10	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 93,058,197 ordinary shares of the Issuer outstanding as of December 31, 2023, based on information provided by the Issuer.

CUSIP No. G9845F109

1.	Names of Reporting Persons. Xu ZHANG
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

People’s Republic of China

	5.	Sole Voting Power

Number of		31,658
Shares	6.	Shared Voting Power
Beneficially
Owned by		2,435,750
Each	7.	Sole Dispositive Power
Reporting
Person		31,658
With:	8.	Shared Dispositive Power

		2,435,750

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,467,408[11]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
11.	Percent of Class Represented by Amount in Row (9)

2.7%[12]
12.	Type of Reporting Person

IN

11	The Reporting Person is the 100% shareholder of Apex Pride Global Limited, which beneficially owns 2.6% of the Issuer’s outstanding ordinary shares. The number of ordinary shares beneficially owned by Hopeful World Company Limited includes 2,435,750 ordinary shares.
12	Percentage of ownership of ordinary shares herein is calculated based on the number of ordinary shares beneficially owned by the Reporting Person divided by a total of 93,058,197 ordinary shares of the Issuer outstanding as of December 31, 2023, based on information provided by the Issuer.

Schedule 13G

CUSIP No. G9845F109

EXPLANATORY NOTE:

The Reporting Persons are exempt investors required to file a Schedule 13G pursuant to Rule 13d-1(d). They have not had an acquisition of securities of the Issuer that would require a Schedule 13D, and their use of Schedule 13G does not prohibit them from having a control purpose. Nevertheless, the Reporting Persons are providing certain disclosures in this Schedule 13G regarding a proposed extraordinary general meeting of the shareholders of the Issuer and regarding their petition for a just and equitable wind-up of the Issuer filed in the Grand Court of the Cayman Islands.

ITEM 1.

(a)	Name of Issuer:

YS Biopharma Co., Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

Building No. 2, 38 Yongda Road, Daxing Biomedical Industry Park, Daxing District, Beijing, PRC

ITEM 2.

(a)	Name of Person Filing:

All Brilliance Investments Limited

Yi ZHANG

Hopeful World Company Limited

Rui MI

Acton Town International Limited

Nan ZHANG

Apex Pride Global Limited

Xu ZHANG

(b)	Address of Principal Business Office, or if None, Residence:

All Brilliance Investments Limited: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

Yi ZHANG: No. 120-2, Yuansheng Villa, Huangcun Town, Daxing, District, Beijing, PRC

Hopeful World Company Limited: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

Rui MI: No. 120-2, Yuansheng Villa, Huangcun Town, Daxing, District, Beijing, PRC

Acton Town International Limited: Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands

Nan ZHANG: No. 120-2, Yuansheng Villa, Huangcun Town, Daxing, District, Beijing, PRC

Apex Pride Global Limited: Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands

Xu ZHANG: No. 120-2, Yuansheng Villa, Huangcun Town, Daxing, District, Beijing, PRC

(c)	Citizenship:

All Brilliance Investments Limited: British Virgin Islands

Yi ZHANG: People’s Republic of China

Hopeful World Company Limited: British Virgin Islands

Rui MI: People’s Republic of China

Acton Town International Limited: British Virgin Islands

Nan ZHANG: People’s Republic of China

Apex Pride Global Limited: British Virgin Islands

Xu ZHANG: People’s Republic of China

(d)	Title of Class of Securities:

Ordinary shares, par value US$0.00002 per share, of the Issuer

(e)	CUSIP Number:

G9845F109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover pages.

(b)	Percentage of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to vote or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

On February 8, 2024, Mr. Yi ZHANG, All Brilliance Investments Limited, Hopeful World Company Limited, Acton Town International Limited, and Apex Pride Global Limited (collectively, the “Convening Shareholders”) published a notice of an extraordinary general meeting of shareholders (“EGM”) and a related proxy statement, as amended on February 15, 2024 (the “Solicitation Materials”), with respect to the calling of the EGM to be held on February 16, 2024, pursuant to the Issuer’s Amended and Restated Articles of Association. The Convening Shareholders intend to vote the shares reported herein, and are soliciting proxies from other shareholders of the Issuer, in support of the proposals listed in the Solicitation Materials, including:

•	the removal of the following directors from office with immediate effect: Mr. Hui SHAO, Mr. Bo TAN, Dr. Ajit SHETTY, Dr. Viren MEHTA, Mr. Shaojing TONG, Ms. Rachel YU, Dr. Yuntao CUI, Dr. Jin WANG, Mr. Henry CHEN, Mr. Haitao ZHAO, Mr. Pierson Yue PAN, and Ms. Brenda Chunyuan WU; and

•	the election of the following seven nominees as directors with immediate effect: Ms. Nan ZHANG, Ms. Yun (Monica) ZHANG, Mr. Chi Keung (Peter) LUI, Mr. Jing Xian LI, Mr. Yi ZHANG, Dr. Yuan LIU, and Mr. Jimin WANG.

The full text of the Solicitation Materials is attached hereto as Exhibit A and is incorporated herein by reference.

On February 13, 2024, Mr. Yi ZHANG filed a petition in the Grand Court of the Cayman Islands seeking an order for the winding up of the Issuer pursuant to section 92(e) of the Companies Act (2023 Revision) on the grounds that it is just and equitable that the Issuer be wound up (the “Petition”). The full text of the Petition is attached hereto as Exhibit B and is incorporated herein by reference.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

All Brilliance Investments Limited

By:	/s/ Yi ZHANG
Name: Yi ZHANG
Title: Director

/s/ Yi ZHANG
Name: Yi ZHANG

Hopeful World Company Limited

By:	/s/ Rui MI
Name: Rui MI
Title: Director

/s/ Rui MI
Name: Rui MI

Acton Town International Limited

By:	/s/ Nan ZHANG
Name: Nan ZHANG
Title: Director

/s/ Nan ZHANG
Name: Nan ZHANG

Apex Pride Global Limited

By:	/s/ Yi ZHANG
Name: Yi ZHANG
Title: Director

/s/ Xu ZHANG
Name: Xu ZHANG

Exhibit Index

Exhibit
No.	Exhibit

A	Solicitation Materials

B	Petition

99.1	Joint Filing Agreement